UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2015

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Board of Directors

On September 30, 2015, the Board of Directors (the “Board”) of Atento S.A. (the “Company”) elected Mark Foster to serve as a Class I Director to replace Luis Javier Castro, until his term expires in 2018. Mr. Foster, 55, served as Group Chief Executive-Management Consulting of Accenture plc (“Accenture”), a global management consulting, technology services and outsourcing company, from September 2006 until his retirement from Accenture in March 2011. In addition, Mr. Foster was the head of Accenture’s Global Markets area from September 2009 until March 2011 with oversight of the firm’s thought leadership, industry initiatives, investment priorities and client account leadership. Prior to that, Mr. Foster served as Accenture’s Group Chief Executive-Products Operating Group from March 2002 to September 2006 with responsibility for the firm’s global business in the retail, consumer goods, industrial and health and life sciences sectors. Prior to that, Mr. Foster worked in a variety of positions of increasing responsibility in his 26-year career at Accenture straddling management consulting, technology and outsourcing. Mr. Foster has been a non-executive director of Heidrick & Struggles International, Inc. since 2011 and as a non-employee director of Computer Sciences Corporation since 2015. He also served as a non-executive director of Fidessa PLC, a FTSE 250 software company headquartered in the United Kingdom from 2012 to 2014. Mr. Foster received his MA in Classics from the University of Oxford in 1983.

Also on September 30, 2015, the Board elected Vishal Jugdeb to serve as a Class II Director to replace Aurelien Vasseur, until his term expires in 2016. Mr. Jugdeb, 38, is a Corporate Manager of Bain Capital, LLC, Luxembourg, which he joined in 2014. Prior to that, he served as Senior Manager at Alter Domus S.à r.l., a provider of corporate and management services. Mr. Jugdeb is also a Fellow of the Association of Chartered Certificated Accountants.

Mr. Foster has been determined to be an “independent director” for purposes of the New York Stock Exchange corporate governance standards and will serve on the audit committee of the Board.

On September 30, 2015, Devin O´Neill resigned as a member of the audit committee of the Board, effective immediately. He will continue to serve as a director.

Also on September 30, 2015, Luis Javier Castro and Aurelien Vasseur resigned from the Board of the Company effective immediately. Their resignations were not due to any disagreement with the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.

Date: October 6, 2015	By: /s/ Mauricio Montilha Name: Mauricio Montilha Title: Chief Financial Officer

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